Ecopetrol enters into an Agreement to acquire an equity stake in Brava Energia S.A. a company domiciled in Brazil

Bogota D.C., April 23, 2026

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) hereby announces that on April 23, 2026, it entered into a Share Purchase Agreement with Jive, Yellowstone and Bloco Somah Printemps Quantum, which together constitute a group of significant shareholders holding approximately 26% of the outstanding common shares of the Brazilian company Brava Energia S.A. (B3: BRAV3) (“Brava”), for the acquisition by Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group, of 120,813,490 shares of Brava, representing approximately 26% of Brava’s share capital.

Brava was incorporated in 2024 from the merger between 3R Petroleum Óleo e Gás S.A. and Enauta Participações S.A., two oil and gas companies operating in Brazil. Brava currently conducts crude oil and natural gas production activities in offshore and onshore fields across multiple basins in Brazil as well as participates in the midstream and downstream segments. As of December 2025, according to Brava’s public information, the Company reported EBITDA of USD 806 million, with an EBITDA margin of 39%. Brava is positioned as the second-largest independent company listed in the Brazilian market in terms of reserves and production.

The completion of this transaction is subject to certain customary conditions precedent, including, among others, approval by Brazil’s Administrative Council for Economic Defense (CADE), the grant of certain waivers and consents considering Brava’s financing instruments and relevant commercial agreements, as well as the purchase by Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group, of the number of shares required to achieve a 51% controlling stake of Brava’s voting share capital.

Therefore, Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group, plans to launch a Voluntary Tender Offer (Oferta Pública de Aquisição – OPA) on the B3 stock exchange in Brazil, at a price of R$23.00 per share, to acquire the additional number of Brava shares required to secure a 51% equity interest in the Company. This offer price represents a premium of approximately 27.8% over the Volume-Weighted Average Price (VWAP) of the Company’s shares during the 90 trading days immediately preceding the date of this announcement. The tender offer is addressed to all of Brava’s shareholders, ensuring equal treatment and conditions, and will be subject to applicable regulatory requirements and certain conditions precedent.

Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group expects to secure the funding required to consummate the transaction through a bridge loan, subject to the fulfillment of the applicable conditions precedent.

Upon completion of the transaction, the Ecopetrol Group would incorporate pro-rata 1P reserves based on its ownership interest from Brava’s total reported reserves of 459 million barrels of oil equivalent (MMboe) as of year-end 2025, under the Petroleum Resources Management System (PRMS) standard, through a diversified portfolio of offshore and onshore assets. In addition, the transaction would allow the immediate addition of pro-rata production from Brava’s average reported production of approximately 81 thousand barrels of oil equivalent per day (Mboed) in 2025, strengthening production sustainability and cash flow generation in a geography where the Ecopetrol Group already has an established presence. This transaction directly supports the objectives set forth in the Ecopetrol Group’s 2040 Strategy. Moreover, the transaction is aligned with the Ecopetrol Group’s capital discipline and, upon closing, is expected to contribute to metrics such as ROACE and EBITDA. Finally, this transaction would expand the Ecopetrol Group’s footprint in Brazil, diversifying its asset base in a high-growth region and strengthening its international portfolio.

Once the applicable conditions precedent and legal requirements for closing the transaction have been satisfied, Ecopetrol will disclose relevant information in accordance with the applicable legal and regulatory framework through this same channel and/or any other required means.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co